Exhibit 10.2

Neah Power Director, Officer, and Employee Sales Incentive Plan

August 25, 2011

Neah Power Systems, Inc. (the “Company”) wishes to compensate its Officers, Employees, and certain Directors (the “Directors”) with incentives to grow the revenue of the Company and to recognize their efforts on the Company’s behalf during the difficult financial circumstances. Therefore, the Company wishes to compensate the Directors, Officers (together, the “D&O”), and employees for these efforts and as incentive to generate revenues from licensing and associated licensing revenues and from customer consulting engagements according to this plan (the “Plan”).

To participate in the Plan, current Officers must elect to take a 33% reduction in salary for the term of the Plan. The Directors, in order to participate in the Plan, must agree to forgo all other cash compensation otherwise due from the Company for D&O services rendered during the term of the Plan. Non – participant Directors will accrue fees per the Director Compensation plan, accrued from the date of their joining the Board of Directors.

Duration: Payments will be eligible under the Plan for product sales, licensing, customer engagements or grants (“Bookings”) having a value of US$100,000 or more, up to a combined maximum of $50,000,000 (fifty million USD) for cash compensation of which the first $20,000,000 (twenty million USD) would also be eligible for option / warrant compensation for the period August 25, 2011 through August 24, 2014. Payments will be awarded and warrants will vest only when revenue from Bookings is recognized in the Company’s financial reporting and cash payments have been received for those revenues (together “Receipts”).

Compensation: For every dollar of Receipts, the D&O will be compensated with a cash commission, and options to purchase common stock that will vest as described below. Employees will be compensated according to a performance deliverables based plan to be determined by the management of the Company and is conditional upon the employee’s employment with the Company at the time of the Receipts.

Modifications: The relative ratios for compensation and warrants for employees shall be determined by the Chief Executive Officer based on sales criteria or other performance measures. If any employee contests his or her compensation, final and binding determination will be made by the Board of Directors.

Other Modifications, if needed: In the event that by December 31, 2011 revision of the Plan is required by investors in order to procure funding needed to avoid insolvency or to implement the Company’s operational plan, the Directors of the Company shall have the authority to revise the Plan by resolution to modify the total percentage awarded, with the relative ratios staying the same. If the awards are reduced, the reduction in salaries and Director compensation will be pro-rated and increased by the amount of reduction. (For example, if the ratios are reduced by 50%, the salary reductions of 33% would be prorated by 50%*33% = 16.5% and added back to the base salaries.)

Option Commissions

Each participant will receive options to purchase the Company’s common stock. The total number of options available under the Plan shall be calculated multiplying the maximum Receipts value available in calculating option compensation ($20,000,000) by 15% and then dividing the result by $0.01 (the “Floor Price”).  This value will then be apportioned according to Table 1 below. Options will be issued to the D&O named specifically in Table 1 effective as of the date of the Plan with an exercise price equal to the Floor Price. Options to additional D&O participants and individual employees will be issued upon approval of the awards by the Board of Directors and will have an exercise price equal to the closing market price of the Company’s Common Stock on the date of such approval or the Floor Price, whichever is greater. The awards will vest upon Receipts. The vesting of option awards issued in an aggregate amount over 150 million will also be conditional upon an increase to the number of authorized shares of the Company’s Common Stock in a quantity large enough to accommodate the additional options. In addition, the vesting of options, in total, for the Plan will be limited at any given time to no more than 35% of the number of fully diluted shares of Common Stock of the Company at that time. Any limitations to vesting under the Plan will be applied proportionately to the individual Plan participants.

Cash Commission

For every dollar of Revenue, members of the D&O and employees will receive a total cash commission which shall be calculated multiplying the Revenue by 15%. This amount will then be apportioned to each member of the D&O, and to employees in total, according to Table 1.

Additional Participants

The Board of Directors may add D&O participants to the Plan. The compensation for any new D&O participant will be determined by the Directors and will be based on Receipts from new business generated chiefly by the new participant. The maximum cash and option compensation for all new participants would be 3.0% and 3.0%, respectively.

Table 1
Name	Cash Compensation %	Option Compensation %
Directors and Officers
Chris D'Couto	7.6	7.6
Stephen Wilson	1.1	1.1
David Schmidt	1.3	1.3

Employees	2.0	2.0

Additional Directors or Officers	3.0	3.0

Total	15.0	15.0